Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S-8 pertaining to the Aon plc Company Share Save Plan, of our report dated February 24, 2012, except for Notes 20, 21, and 22 and the addition of the consolidated statements of comprehensive income, as to which the date is August 31, 2012, with respect to the consolidated financial statements of Aon Corporation for the year ended December 31, 2011, appearing in the Current Report on Form 8-K of Aon plc dated August 31, 2012, as well as our report dated February 24, 2012, on the effectiveness of internal control over financial reporting of Aon Corporation included in the Annual Report (Form 10-K) for the year ended December 31, 2011, of Aon Corporation filed with the Securities and Exchange Commission on February 24, 2012.

/s/ Ernst & Young LLP

Chicago, Illinois

November 14, 2012